As filed with the Securities and Exchange Commission on September 22, 2014

Registration No. 333-198322

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FMSA HOLDINGS INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**1400**	**34-1831554**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8834 Mayfield Road
Chesterland, Ohio 44026
(800) 255-7263
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jenniffer D. Deckard
President and Chief Executive Officer
FMSA Holdings Inc.
8834 Mayfield Road
Chesterland, Ohio 44026
(800) 255-7263
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

David P. Oelman	**J. Michael Chambers**
Alan Beck	**Sean T. Wheeler**
Vinson & Elkins L.L.P.	**Latham & Watkins LLP**
1001 Fannin Street, Suite 2500	**811 Main Street, Suite 3700**
Houston, Texas 77002	**Houston, Texas 77002**
(713) 758-2222	**(713) 546-5400**

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑ (Do not check if a smaller reporting company) Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, par value $0.01 per share	51,175,000	$25.00	$1,279,375,000.00	$164,783.50

(1) Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes 6,675,000 additional shares of common stock that the underwriters have the option to purchase.
(2) Estimated solely for the purpose of calculating the registration fee.
(3) The Registrant previously paid $12,880.00 of the total registration fee in connection with a previous filing of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.



The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS
(Subject to Completion, dated September 22, 2014)

44,500,000 Shares

FairmountSantrol

FMSA Holdings Inc.

COMMON STOCK

This is the initial public offering of the common stock of FMSA Holdings Inc., a Delaware corporation. We are not offering any shares of our common stock. The selling stockholders identified in this prospectus are offering 44,500,000 shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. No public market currently exists for our common stock. We are an "emerging growth company" and are eligible for reduced reporting requirements. Please see "Prospectus Summary—Emerging Growth Company Status."

We have applied to list our common stock on the New York Stock Exchange under the symbol "FMSA."

We anticipate that the initial public offering price will be between $20.00 and $25.00 per share.

Investing in our common stock involves risks. Please see "Risk Factors" beginning on page 13 of this prospectus.

	Per share	Total
Price to the public	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

(1) Please see "Underwriting" for a description of all underwriting compensation payable in connection with this offering.

The selling stockholders have granted the underwriters the option to purchase up to 6,675,000 additional shares of common stock on the same terms and conditions set forth above if the underwriters sell more than 44,500,000 shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about , 2014.

Morgan Stanley ***Wells Fargo Securities*** ***Barclays***

Goldman, Sachs & Co. ***Jefferies*** ***J.P. Morgan***
KeyBanc Capital Markets ***RBC Capital Markets***

Baird
PNC Capital Markets LLC
Scotiabank / Howard Weil

Cowen and Company
Raymond James
Simmons & Company
International

Tudor, Pickering, Holt & Co.

Prospectus dated , 2014

Efficient Operations and Economies of Scale Support Strong Cash Flow Generation. Our vertically integrated operations, low production costs and low maintenance capital expenditures have enabled us to be profitable and generate positive cash flows over an extended period. We own a substantial majority of our reserves, and our processing plants are located on or in close proximity to rail access, reducing the need for on-road transportation and minimizing product movement costs. Our integrated logistics management expertise and geographically advantaged facility network enables us to reliably ship products by the most cost-effective method available. We believe our significant and growing cash flow will enable us to continue to invest in additional sand production, processing, coating and terminal facilities as well as research and development for new products.

Experienced Management Team Aligned with Stockholders. We have an experienced leadership team with extensive industry knowledge and a proven track record of profitable growth. Our executive management team has developed new product offerings and process technologies, and has grown our business through greenfield mine development, capacity expansions, acquisitions and investments in logistics infrastructure. Most of our executive management team has been at Fairmount Santrol for 20 years or more, and as of December 31, 2013 our revenue had grown at a compound annual growth rate of approximately 14% and 25% since 1994 and 2009, respectively. Our founders remain active advisors to our management and are members of our board of directors. Pro forma for this offering, our management, employees and founders will own in excess of 15% of our outstanding common stock. Accordingly, our executive management team and our employees are aligned with our investors and highly incentivized to pursue long-term, profitable growth and a high return on capital deployed.

Our Strategy

Our objective is to create long-term and sustainable value for our stakeholders. We intend to pursue this objective through the execution of the following strategies:

Increase Reserves and Processing Capacity. We have historically grown our reserves and mining and processing capacities by developing greenfield sites, expanding existing facilities and acquiring operating assets and reserves. From 2009 to 2013, we expanded our annual raw frac sand capacity by approximately 6.0 million tons and our annual coating capacity by 1.5 million tons. Currently, we believe our customers' demand for our products exceeds our production capacity. Accordingly, we expect to continue to invest in production capacity and new reserves. In 2013, we acquired an idled 1.0 million ton per year frac sand processing facility in Brewer, Missouri from FTS International Services, LLC ("FTSI") and expect to resume operations at this facility within the next six months. We also expect to increase annual frac sand production capacity at a current facility by 1.5 million tons by the end of the first quarter of 2016. In addition to these expansions, we control, or have an option to control, additional reserves on four properties (three with Northern White reserves, one with Texas Gold) and expect to develop one or two frac sand facilities on these greenfield sites by mid-2016. In order to ensure that we have adequate capacities and reserves to meet future demand, we have an active pipeline of expansion opportunities in varying stages of development. We currently have 2.4 million tons of annual coating capacity and are in the process of expanding these capacities by an additional 0.8 million tons per year by the fourth quarter of 2015. We will continue to evaluate the opportunity to expand coating capacity based on market demand for coated products.

Expand Logistics Capabilities. Since 2011, we have developed or acquired 24 distribution terminals, providing 13.1 million tons of additional annual transloading capacity. We will continue to invest in terminals, storage and rail infrastructure as our customers continue to demand more product delivered closer to producing basins. We will also continue to enhance our unit train capabilities to reduce freight costs and improve cycle times for our railcar fleet. Since 2009, we have increased our railcar fleet by approximately 140% and expect to increase the size of our railcar fleet by over 35% through the second half of 2015 to accommodate our growing customer demands.

The Offering

Common stock offered by the selling
    stockholders . . . .   44,500,000 shares (or 51,175,000 shares, if the underwriters
                                                                    exercise in full their option to purchase additional shares)

Common stock to be outstanding after
    the offering . . . .   161,423,432 shares

Common stock owned by the selling
    stockholders after the offering . . . .   121,589,507 shares (or 114,914,507 shares, if the underwriters
                                                                    exercise in full their option to purchase additional shares)

Over-allotment option . . . .   The selling stockholders have granted the underwriters a 30-day
                                                                    option to purchase up to an aggregate of 6,675,000 additional
                                                                    shares of our common stock to cover over-allotments.

Use of proceeds . . . .   We will not receive any of the proceeds from the sale of shares of
                                                                    our common stock by the selling stockholders.

Dividend policy . . . .   We do not anticipate paying any cash dividends on our common
                                                                    stock. In addition, our revolving credit facility and term loans
                                                                    place certain restrictions on our ability to pay cash dividends.

Listing and trading symbol . . . .   We have applied to list our common stock on the New York Stock
                                                                    Exchange ("NYSE") under the symbol "FMSA."

The information above excludes 17,649,842 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2014 under our existing equity incentive plan, as well as 17,000,000 shares of common stock reserved for issuance under our new 2014 Long-Term Incentive Plan, or the LTIP, that we intend to adopt in connection with the completion of this offering.

The number of shares outstanding after the offering will be impacted by option exercises expected to be effected by certain of the selling stockholders in connection with this offering. The amounts presented above are based on an offering of 44,500,000 shares of common stock at a price of $22.50 (the midpoint of the price range set forth on the cover of this prospectus). Option exercises that are effected on a net basis will impact the total number of shares outstanding following this offering. In the event that the offering price were to increase or decrease by $1.00 per share (relative to the assumed price of $22.50), the total number of shares outstanding following this offering would increase by approximately 8,750 shares or decrease by approximately 8,005 shares, respectively. In the event that the offering price were held constant but the selling stockholders increased or decreased the number of shares offered by one million shares, we expect that additional or fewer options, as applicable, held by the selling stockholders would be net exercised. As a result of any such increase or decrease and the impact of such net option exercises, the total number of shares outstanding following this offering would increase or decrease by approximately 4,085 shares.

requirements of the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

• institute a more comprehensive compliance function;

• comply with rules promulgated by the NYSE;

• continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

• establish new internal policies, such as those relating to insider trading; and

• involve and retain to a greater degree outside counsel and accountants in the above activities.

Furthermore, while we generally must comply with Section 404 of the Sarbanes Oxley Act of 2002 for our second annual report on Form 10-K, which will be for our year ending December 31, 2015, we will not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until the later of our second annual report on Form 10-K or our first annual report subsequent to our ceasing to be an "emerging growth company" within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the year ending December 31, 2019. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management; and we may be unable to comply with these requirements in a timely or cost-effective manner.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity to sell our common stock at prices equal to or greater than the price you paid in this offering.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the stock exchange on which we list our common stock or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy.

The concentration of our capital stock ownership among our largest stockholders and their affiliates will limit your ability to influence corporate matters.

Upon completion of this offering (assuming no exercise of the underwriters' option to purchase additional shares), the AS Group will indirectly own approximately 37.5% of our outstanding common stock. Consequently, the AS Group will continue to have significant influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership will limit your ability to influence corporate matters, and as a result, actions may be taken that you may not view as beneficial.

Furthermore, conflicts of interest could arise in the future between us, on the one hand, and American Securities and its affiliates, including its portfolio companies, on the other hand, concerning among other things,

We do not intend to pay dividends on our common stock, and our debt agreements place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not plan to declare dividends on shares of our common stock in the foreseeable future. Additionally, our existing revolving credit facility and our term loan both place certain restrictions on our ability to pay cash dividends. Consequently, unless we revise our dividend policy, your only opportunity to achieve a return on your investment in us will be if you sell your common stock at a price greater than you paid for it. There is no guarantee that the price of our common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or convertible securities. After the completion of this offering, we will have outstanding 161,423,432 shares of common stock. This number includes 44,500,000 shares that the selling stockholders are selling in this offering and 6,675,000 shares that the selling stockholders may sell in this offering if the underwriters' option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, assuming no exercise of the underwriters' option to purchase additional shares, the AS Group will indirectly own 59,200,067 shares of our common stock, or approximately 37.5% of our total outstanding shares, all of which are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements with the underwriters described in "Underwriting," but may be sold into the market in the future. The Stockholders' Agreement of the Company will be amended to provide for certain revised registration rights which will require us to effect the registration of shares in certain circumstances. Please see "Shares Eligible for Future Sale" and "Certain Relationships and Related Party Transactions—Stockholders' Agreement."

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 17,000,000 shares of our common stock issued or reserved for issuance under our equity incentive plans. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

We, ASP FML, all of our directors and executive officers and certain of our principal stockholders and the selling stockholders will enter into lock-up agreements with respect to their common stock, pursuant to which they are subject to certain resale restrictions for a period of 180 days following the effectiveness date of the registration statement of which this prospectus forms a part. At least two of the representatives of the underwriters, consisting of Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC and Barclays Capital Inc., may, at any time and without notice, release all or any portion of the common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then common stock will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

Net cash used in financing activities was $119.1 million in the year ended December 31, 2012, primarily related to prepayments of long term debt.

Credit Facilities

On September 5, 2013, we entered into the Second Amended and Restated Credit Agreement (our "Credit Agreement") with Barclays Bank plc, as administrative agent. Our Credit Agreement contains a revolving credit facility with a commitment amount of $75 million ("Revolving Credit Facility") and two tranches of term loans, pursuant to which we have borrowed $325 million in aggregate principal amount under the term B-1 facility (such loans, "Term B-1 Loans") and $885 million in aggregate principal amount under a term B-2 facility (such loans, "Term B-2 Loans"). The proceeds of the borrowings under our Credit Agreement were used to repay amounts outstanding under the previous credit facility and to fund the acquisition of the proppant assets of FTSI.

The Term B-1 Loans mature on March 15, 2017 and requires quarterly principal repayments of $0.8 million (1% annually) with the balance due at maturity. The Term B-2 Loans mature on September 5, 2019 and requires quarterly principal repayments of $2.2 million (1% annually) with the balance due at maturity. Borrowings under the Revolving Credit Facility mature on September 5, 2018. Until they were repriced in March 2014, the Term B-1 Loans, the Term B-2 Loans and borrowings under the Revolving Credit Facility bore interest, at our discretion, at either the base rate (the greater of prime rate, federal funds rate (subject to a 1.0% flow) plus 0.5%, 2%, or one-month LIBOR plus 1.0%) plus 3.0% or the adjusted Eurodollar Rate (subject to a 1.0% floor) plus 4.0%. With respect to borrowings under the Term B-1 Loans and Revolving Credit Facility, the 2% minimum for Base Rate borrowings and 1% for Eurodollar Rate borrowings did not apply. The applicable margin on the loans could be reduced by 0.25% if our leverage ratio fell below 2.75.

The terms of our Credit Agreement provide for customary representations and warranties and affirmative covenants. The credit facility also contains customary negative covenants setting forth limitations on further indebtedness, liens, investments, disposition of assets, acquisitions, junior payments and restrictions on subsidiary distributions. We must maintain a pro forma leverage ratio as of the end of each quarter of no more than 4.75 if the aggregate revolver borrowing is equal to or greater than 25% of the total revolver commitment. As of June 30, 2014, our pro forma leverage ratio was 3.7.

In February 2014 we executed a joinder agreement to borrow $41 million in aggregate principal amount of additional Term B-2 Loans. The proceeds of this borrowing were used to repay then outstanding amounts under the Revolving Credit Facility. The additional borrowings mature on the same date as the then existing Term B-2 Loans (September 5, 2019) and the required quarterly principal repayments for the Term B-2 Loans were increased by one-quarter of 1% of the amount borrowed with the balance due at maturity. There were no other changes in the terms, interest rates or covenants of our Credit Agreement. In August 2014 we executed a joinder agreement to increase the revolving commitment amount by $50.0 million. There were no other changes in the terms, interest rates or covenants of our Credit Agreement.

In March 2014 we further amended our Credit Agreement to reduce the applicable margin for Term B-1 and B-2 Base Rate loans to 2.50% and for Term B-1 and B-2 Eurodollar Rate loans to 3.50%. As of June 30, 2014, Term B-1 Loans, Term B-2 Loans and the borrowings under Revolving Credit Facility bore interest at 3.75%, 4.5% and 4.25%, respectively.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are likely to have a current or future material effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Pro forma for this offering, our management, employees and founders will own in excess of 15% of our outstanding common stock. Accordingly, our executive management team and our employees are aligned with our investors and highly incentivized to pursue long-term, profitable growth and a high return on capital deployed.

Our Strategy

Our objective is to create long-term and sustainable value for our stakeholders. We intend to pursue this objective through the execution of the following strategies:

Increase Reserves and Processing Capacity. We have historically grown our reserves and mining and processing capacities by developing greenfield sites, expanding existing facilities and acquiring operating assets and reserves. From 2009 to 2013, we expanded our annual raw frac sand capacity by approximately 6.0 million tons and our annual coating capacity by 1.3 million tons. Currently, we believe our customers' demand for our products exceeds our production capacity. Accordingly, we expect to continue to invest in production capacity and new reserves. In 2013, we acquired an idled 1.0 million ton per year frac sand processing facility in Brewer, Missouri from FTSI and expect to resume operations at this facility within the next six months. We also expect to increase annual frac sand production capacity at a current facility by 1.5 million tons by the end of the first quarter of 2016. In addition to these expansions, we control, or have an option to control, additional reserves on four properties (three with Northern White reserves, one with Texas Gold) and expect to develop one or two frac sand facilities or these greenfield sites by mid-2016. In order to ensure that we have adequate capacities and reserves to meet future demand, we have an active pipeline of expansion opportunities in varying stages of development. We currently have 2.4 million tons of annual coating capacity and are in the process of expanding these capacities by an additional 0.8 million tons per year by the fourth quarter of 2015. We will continue to evaluate the opportunity to expand coating capacity based on market demand for coated products.

Expand Logistics Capabilities. Since 2011, we have developed or acquired 24 distribution terminals, providing 13.1 million tons of additional annual transloading capacity. We will continue to invest in terminals, storage and rail infrastructure as our customers continue to demand more product delivered closer to producing basins. We will also continue to enhance our unit train capabilities to reduce freight costs and improve cycle times for our railcar fleet. Since 2009, we have increased our railcar fleet by approximately 140% and we expect to increase the size of our railcar fleet by over 35% through the second half of 2015 to accommodate our growing asset base and evolving customer demands.

Increase Market Penetration of Our Resin Coated Proppants. We believe that resin coated proppants offer compelling performance advantages relative to other proppants. Our field data indicates that high quality resin coated proppants enhance oil and gas reservoir conductivity compared to raw sand and are a cost-effective alternative to lightweight ceramic proppants. Field data also indicate that resin coated proppants reduce proppant flowback. Our resin coating capacity is the largest in the industry, providing our customers enhanced assurance of supply. Due to superior performance and value added formulation and manufacturing processes, sales of our resin coated products generate a higher per ton profit as compared to our raw frac sand. We will continue to work with market participants by hosting technical sales meetings, obtaining field data, and producing scientific papers which highlight the value proposition of resin coated proppant. Through these efforts, we will seek to increase overall market penetration of our resin coated proppant.

Develop and Commercialize High Performance Proprietary Proppants. We pioneered the manufacturing and use of resin coated proppants and have a history of developing innovative technologies that increase the effectiveness of downhole completions, from conventional wells to the most complex, multi-stage horizontal wells. In 2012, we made a significant investment in a new state-of-the-art research and development facility and strengthened our team of scientists, material engineers and process engineers focused on developing innovative and proprietary proppants. As a result of our commitment, our new product development record is strong. For example, we successfully developed and commercialized PowerProp, a patented resin coated sand proppant with characteristics competitive with lightweight ceramic proppants, and CoolSet, a resin coated sand proppant that

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and titles of our directors and executive officers as of June 30, 2014:

Name	Age	Title
Jenniffer D. Deckard	48	President and Chief Executive Officer and Director
Christopher L. Nagel	52	Chief Financial Officer and Vice President of Finance
Joseph D. Fodo	57	Executive Vice President and Chief Operating Officer
Van T. Smith	45	Executive Vice President
Gerald L. Clancey	44	Executive Vice President
David J. Crandall	47	Vice President, General Counsel and Secretary
William E. Conway	86	Director
Charles D. Fowler	68	Director
William P. Kelly	64	Director
Matthew F. LeBaron	43	Director
Michael E. Sand	33	Director
Lawrence N. Schultz	66	Director

Set forth below is the description of the backgrounds of our directors and executive officers.

Jenniffer D. Deckard. Ms. Deckard has served as our President and Chief Executive Officer since 2013. Previously, Ms. Deckard served as our President from January 2011 until May 2013, our Vice President of Finance and Chief Financial Officer from 1999 until 2011, our Corporate Controller from 1996 to 1999 and our Accounting Manager from 1994 until 1996. In her local community, Ms. Deckard serves on the Boards of Directors for the Cleveland Foundation, the Greater Cleveland Partnership, the Chardon Healing Fund, and the First Tee of Cleveland. She also serves on the Case Western Weatherhead School of Management's Visiting Committee and the Board of Directors for the Fairmount Santrol Foundation. Ms. Deckard received a B.S. from the University of Tulsa and an MBA from Case Western Reserve University. We believe that Ms. Deckard's experience in a variety of roles in the Company, and her contributions to its continued growth, qualify her to serve on our board of directors.

Christopher L. Nagel. Mr. Nagel has served as the Chief Financial Officer of Fairmount Santrol since joining the Company in June 2011. Prior to joining Fairmount, Mr. Nagel was the Chief Financial Officer of Enesco, Inc. from 2010 until May 2011. He was the Chief Financial Officer of FreightCar America from 2009 until 2010. Mr. Nagel has previously held management positions at Wallick Companies and Scotts MiracleGro. Mr. Nagel received a B.S. from Ohio State University and holds a CPA (inactive).

Joseph D. Fodo. Mr. Fodo has served as our Executive Vice President and Chief Operating Officer since January 2011. Previously, Mr. Fodo served as our Vice President of Operations from January 2002 until January 2011 and Director of Operations and Vice President of Operations within the Industrial Sand Division, from October 1999 until January 2002. Prior to joining the company, Mr. Fodo was Vice President of Operations for Oglebay Norton. He currently serves as the Chairman of the Sustainable Development Task Force for The Industrial Minerals Association of North America. Mr. Fodo received a B.S. in Mining Engineering from Ohio State University.

Van T. Smith. Mr. Smith has served as our Executive Vice President of Santrol since 2012. Previously, Mr. Smith served as Vice President of Santrol from 2010 until 2012 and Corporate Account Manager of Santrol from 2007 until 2010. Prior to 2007, Mr. Smith served in a variety of technical and sales roles since joining the company in 1991. He is as an active member of the Society of Petroleum Engineers and currently serves on Fairmount Santrol's advisory committee for sustainable development. Mr. Smith received a B.S. from the University of Virginia and an Executive M.B.A. from Rice University.

Gerald L. Clancey. Mr. Clancey has served as our Executive Vice President of Supply Chain and I&R since 2011. Mr. Clancey previously served as Vice President of Sales for the Industrial and Recreational Markets from 2002 to 2011 and as General Sales Manager for our TechniSand resin coated foundry division from 1998 to 2002. He has served on the Board of Directors for the Foundry Educational Foundation and was the President of the foundation for the 2009 to 2010 term. Mr. Clancey received a B.S. from Kent State University and an M.B.A. from the University of Notre Dame.

David J. Crandall. Mr. Crandall has served as Vice President, General Counsel and Secretary since he joined the company in 2011. Previously, Mr. Crandall was a partner at Calfee, Halter & Griswold, L.L.P, where he practiced general corporate and merger and acquisition law. Mr. Crandall received a B.S. from Allegheny College and a J.D. degree from Syracuse University College of Law.

William E. Conway. Mr. Conway has served as Chairman of the Board (emeritus) since 2010. Mr. Conway acquired Best Sand in 1978 and invested in Wedron Silica in 1984 (along with Chuck Fowler and the Wedron Silica management team). Best Sand and Wedron Silica then merged to form Fairmount Santrol in 1986, Mr. Conway served as Chairman of the Board and Chief Executive Officer from 1978 until 1996. From 1996 until 2011, he served as Chairman of the Board. Prior to entering the industrial minerals business in 1978, Mr. Conway held management positions with Pickands Mather & Co., Diamond Shamrock Corporation and Midland-Ross Corporation. Mr. Conway serves on the Board of Directors for the Cleveland Clinic Foundation, University School and Cleveland Botanical Garden, He received a B.S. from Yale University and completed the Executive M.B.A. Program at the University of California, Berkeley. We believe that Mr. Conway's experience as a founder, President and Chief Executive Officer of the Company, as well as his broad knowledge of the proppant industry, qualify him for service on our board of directors.

Charles D. Fowler. Mr. Fowler has served as a director since 1984 and is chairman of the Executive Committee of the Board. Mr. Fowler and the Wedron Silica management team partnered with Mr. Conway in 1984 to acquire Wedron Silica Company, and ultimately to merge the two sand companies to create Fairmount Minerals in 1986. Mr. Fowler served as the President and Chief Executive Officer of Fairmount from 1996 until his retirement in 2013. Mr. Fowler serves as Chairman of the Board of Trustees of Case Western Reserve University and serves on the Board of Directors for Flying Horse Farms, DDC Clinic and the Greater Cleveland Water Alliance. He received a B.S. from Purdue University and completed the Executive M.B.A. program at Case Western University. We believe that Mr. Fowler's experience as a founder, President and Chief Executive Officer of the Company, and his broad knowledge of the proppant industry, qualify him for service on our board of directors.

William P. Kelly. Mr. Kelly has been a member of the Board since 2005. Mr. Kelly served as Chairman and Chief Executive Officer of Unifrax Corporation from 1996 to 2006 and is currently a Board member. Mr. Kelly also sits on the Board of Smart Source computer and AV Rentals. In 2010, Mr. Kelly joined the Executive Council of American Securities. He received a B.S. degree from Alfred University and an M.B.A. from Duquesne University. He also attended the Tuck Executive Program at Dartmouth. We believe that Mr. Kelly's executive and boardroom experience qualify him for service on our board of directors.

Matthew F. LeBaron. Mr. LeBaron has served as Chairman of the Board since 2010. Mr. LeBaron joined American Securities in 1999 and currently serves as a Managing Director. Previously, Mr. LeBaron was a private equity investor at Bain Capital, Inc. and a consultant at The Boston Consulting Group. Mr. LeBaron is Chairman of the Board of FiberMark, GT Technologies, Lakeside Energy, Liberty Tire Recycling and The United Distribution Group. He received a B.A. from Amherst College and an M.B.A. from the Harvard Business School. We believe that Mr. LeBaron's background in finance and private equity investing and as his extensive boardroom experience qualify him to serve on our board of directors.

Audit Committee

Our audit committee currently consists of Messrs. Schultz, Kelly and Sand. Messrs. Schultz and Kelly are independent under the rules of the SEC. As required by the rules of the SEC and listing standards of the NYSE, we expect to appoint an additional director meeting applicable audit committee independence standards within one year of the effective date of this registration statement. SEC rules also require that a public company disclose whether or not its audit committee has an "audit committee financial expert" as a member. An "audit committee financial expert" is defined as a person who, based on his or her experience, possesses the attributes outlined in such rules. At least one of our independent directors satisfies the definition of "audit committee financial expert."

This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards.

Compensation Committee

Our compensation committee currently consists of Messrs. Conway, Kelly and LeBaron all of whom are "independent" under the rules of the SEC. This committee will establish salaries, incentives and other forms of compensation for officers and other employees. Our compensation committee will also administer our incentive compensation and benefit plans. We expect to adopt a compensation committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee currently consists of Messrs. Kelly, Conway and LeBaron all of whom are independent under the rules of the SEC. This committee will identify, evaluate and recommend qualified nominees to serve on our board of directors, develop and oversee our internal corporate governance processes and maintain a management succession plan. We expect to adopt a nominating and corporate governance committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve on the board of directors or compensation committee of a company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

Corporate Governance Guidelines

Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

Safety Bonus

Additionally, our Named Executive Officers are eligible for a safety bonus payment of up to $1,800 per year. Such bonus payments are payable in equal monthly installments and calculated based on three equally weighted categories: 1) individual safety, 2) facility safety, and 3) overall safety record of the company. Each monthly installment is decreased if an incident/accident occurs. The amount of the decrease is dependent on how many of the aforementioned categories are applicable to the accident, with each category reducing the payment by one-third.

The total amount paid under the annual bonus program and the safety bonus program to each of our Named Executive Officers is enumerated in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table, above.

Option Awards

On December 7, 2010, in order to incentivize our management, employees, and directors to continue to grow and develop our business, the board of directors adopted our current LTIP, the FML Holdings, Inc. Stock Option Plan (the "2010 Plan"), for the officers, employees, and consultants of our company and its subsidiaries who perform services for us. Unless earlier terminated, the term of the 2010 Plan will continue for a period of ten years after adoption. There are 11,900,000 shares of our common stock reserved for issuance under the 2010 Plan. As of June 30, 2014, 1,283,840 shares remain available for issuance under the plan and 10,616,160 shares are subject to outstanding stock options. The 2010 Plan allows for the issuance of either nonqualified stock options or incentive stock options; however, all options granted under the 2010 Plan as of December 31, 2013 have been nonqualified stock options.

In December 2013, our Chief Executive Officer evaluated the performance of each Named Executive Officer (other than herself) in order to make recommendations to the compensation committee regarding the number of stock options to be granted to each of the Named Executive Officers under the 2010 Plan for the 2013 fiscal year. When determining the size and terms of the stock option awards granted to our Named Executive Officers in December 2013, our compensation committee considered our Chief Executive Officer's recommendations along with other factors that include, but are not limited to, overall company performance, each executive's level and scope of responsibility, and the compensation paid to similarly situated executives of companies with which we compete for executive talent (to the extent such information is publically available).

The option awards granted to our Named Executive Officers under the 2010 Plan during 2013 will be fully vested and exercisable on the seventh anniversary of the grant date, provided that the Named Executive Officers continue to provide services to us through that date. However, if EBITDA for a year prior to the seventh anniversary equals or exceeds the annual or cumulative target enumerated in the option agreement, all or a portion of the option may become vested and exercisable prior to the seven year anniversary. All stock options granted under the 2010 Plan expire on the tenth anniversary of the grant date. For additional information regarding the terms of the 2010 Plan and award agreements issued to our Named Executive Officers thereunder please see the section below entitled "—Additional Narrative Disclosure—Stock Options.

Other Compensation Elements

We offer participation in broad-based retirement, health and welfare plans to all of our employees. We currently maintain a retirement plan intended to provide benefits under Section 401(k) of the Internal Revenue Code (the "Code") where employees, including our Named Executive Officers, are allowed to contribute portions of their base compensation and bonus payments to a tax-qualified retirement account. We also maintain a defined contribution profit sharing plan for the benefit of all of our employees as well as a separate supplemental executive retirement plan. See "Additional Narrative Disclosure—Retirement Benefits" for more information. In addition, minimal perquisites have historically been provided to our Named Executive Officers, including a car allowance and club dues. Details regarding these perquisites and the value of all such benefits provided during 2013 are available in the notes to the column of the Summary Compensation Table entitled "All Other Compensation".

Outstanding Equity Awards at Fiscal Year-End

The following table reflects information regarding outstanding equity-based awards held by our Named Executive Officers as of December 31, 2013.

	Option Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d) (2)	Option Exercise Price ($) (e)	Option Expiration Date (f)
Jenniffer Deckard	408,000(1)	—	$ 1.42	10/22/2019
	153,000	102,000	$ 3.56	12/7/2020
	—	85,000	$10.45	12/10/2023
Christopher Nagel	153,000	102,000	$ 5.68	5/31/2021
	—	85,000	$10.45	12/10/2023
Joseph Fodo	192,440(1)	—	$ 0.86	6/23/2016
	1,360,000(1)	—	$ 1.42	6/1/2017
	850,000(1)	—	$ 1.42	5/1/2018
	510,000(1)	—	$ 1.42	10/22/2019
	153,000	102,000	$ 3.56	12/7/2020
	—	85,000	$10.45	12/10/2023

(1) These stock option awards were granted to our Named Executive Officers under the 2006 Plan. All options granted under the 2006 Plan were granted with respect to Class A Common Stock. All other stock options enumerated above were granted under the 2010 Plan with respect to Class B Non-Voting Common Stock.

(2) The option awards in this column were granted to our Named Executive Officers under the 2010 Plan and will be fully vested and exercisable on the seventh anniversary of the grant date, provided that the Named Executive Officers continue to provide services to us through that date. However, if EBITDA for the year equals or exceeds the annual or cumulative target enumerated in the option agreement, all or a portion of the option may become exercisable prior to the seven year anniversary.

Stock Options

2006 Plan. On April 20, 2006, our company adopted a new stock option plan (the "2006 Plan") and reserved 68,000,000 shares of common stock for issuance thereunder. Only 31,644,344 stock options were actually issued under the 2006 Plan before it was frozen on October 29, 2009. No stock options have been granted under the 2006 Plan since October 29, 2010 and no stock options will be granted thereunder in the future. 24,712,662 shares have been purchased pursuant to the exercise of awards granted under the 2006 Plan and, as of June 30, 2014, 6,931,682 shares are subject to outstanding stock options.

To the extent not already vested, all option awards granted under the 2006 Plan fully vested upon the AS Group Acquisition, which was considered a "change in control" under our 2006 Plan. Named Executive Officers are able to exercise such options at any time, or from time to time, prior to expiration, provided they continue to provide services to us.

Additionally, pursuant to the applicable award agreement, all options granted under the 2006 Plan, if not previously exercised, generally expire on (i) the ten year anniversary of the option grant date, (ii) the one year publicly traded company. As part of that review, our board of directors has determined that it is appropriate to increase Ms. Deckard and Messrs. Nagel and Fodo's base salary from $374,900 to $450,000; $327,800 to $360,000; and from $290,000 to $310,000, respectively, effective September 2014.

Annual Bonus

The target annual bonuses established by our compensation committee for our Named Executive Officers with respect to 2014 performance for Ms. Deckard and Mr. Fodo are 100% and 75% of base salary, respectively. Mr. Nagel's target annual bonus for 2014 will be pro-rated such that it is equal to 75% of his base salary for the portion of the year prior to September 16, 2014 and 100% of base salary for the portion of the year following September 16, 2014. This step-up is intended to reflect the substantial increase in his duties as the Chief Financial Officer of a publicly traded company. Additionally, our compensation committee established the target annual bonuses for our Named Executive Officers with respect to 2015 performance as 100%, 100% and 75% of base salary for Ms. Deckard and Messrs. Nagel and Fodo, respectively. The amount of the target bonus that will actually be paid to each of our Named Executive Officers for 2014 and 2015 performance will be dependent on the extent to which we achieve the performance objectives established under the annual bonus program for that year. We currently expect that the performance metric categories for our annual bonus program in 2014 and 2015 will continue to be sustainable development and EBITDA, although the specific sustainable development goals and EBITDA targets are subject to change from year to year.

Stock Option and Restricted Stock Unit Awards

As part of our board of director's reevaluation of our executive compensation program, our board of directors has determined that an award of non-qualified stock options and stock settled restricted stock units will be granted to our named executive officers in connection with the closing of this offering. We expect that Ms. Deckard and Mr. Fodo will each receive a grant of approximately 35,700 stock options and 4,386 restricted stock units and that Mr. Nagel will receive a grant of approximately 59,500 stock options and 7,276 restricted stock units, in each case subject to change at the discretion of our board of directors. Each award will be subject to the terms and vesting conditions set forth in the applicable grant documents.

2014 Long Term Incentive Plan

On September 11, 2014, subject to approval by our stockholders, our board of directors adopted a Long-Term Incentive Plan, or LTIP, to attract and retain employees, directors, and other service providers to become effective on the date immediately prior to the effective date of this offering. The description of the LTIP set forth below is a summary of the material features of the LTIP. This summary, however, does not purport to be a complete description of all of the provisions of the LTIP and is qualified in its entirety by reference to the LTIP, a copy of which is filed as an exhibit to this registration statement. The LTIP provides for the grant of cash and equity-based awards, including options to purchase shares of our common stock, stock appreciation rights, restricted stock, restricted stock units, bonus stock, dividend equivalents, other stock-based awards, performance awards and annual incentive awards.

Share Limits. Subject to adjustment in accordance with the LTIP, 17,000,000 shares of our common stock will initially be reserved for issuance pursuant to awards under the LTIP, and more specifically, that total amount will be available for issuance of incentive stock options. Shares subject to an award under the LTIP that are canceled, forfeited, exchanged, settled in cash or otherwise terminated, including withheld to satisfy exercise prices or tax withholding obligations, will be available for delivery pursuant to other awards. The shares of our common stock to be delivered under the LTIP will be made available from authorized but unissued shares, shares held in treasury, or previously issued shares reacquired by us, including by purchase on the open market.

In each calendar year, during any part of which the LTIP is in effect, an employee who is a "Covered Employee" as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") may not be granted (a) awards (other than awards designated to be paid only in cash or the settlement of which is not

Directors who are our employees or employees of American Securities do not receive any compensation from us for their service on our board of directors. In 2013, Messrs. LeBaron and Sand were each employed by American Securities and Ms. Deckard was employed by us. As such, neither Ms. Deckard nor Messrs. LeBaron and Sand received compensation from us for their service on our board of directors.

Mr. Fowler served as our acting Chief Executive Officer in years prior to 2013. Through May 24, 2013, Mr. Fowler provided transitional advisory services to Ms. Deckard, as his successor to the office of Chief Executive. During this period, Mr. Fowler received payments of base salary, was eligible to receive a monthly safety bonus, and received other benefits available to similarly situated executives, including the provision of supplemental life insurance and supplemental disability insurance, as well as our match of amounts contributed by him to his 401(k) account. On May 24, 2013, Mr. Fowler, retired from employment with us but continued to serve as a member of our board of directors.

Messrs. Conway, Fowler, Kelly, and Schultz were compensated for the 2013 fiscal year as outlined below.

Name	Fees Earned or Paid in Cash (1)	Non-Equity Incentive Plan Compensation (2)	All Other Compensation (3)	Total
William E. Conway......................	$200,000	—	—	$200,000
Charles D. Fowler........................	$ 20,000	$685	$185,669	$206,354
William P. Kelly	$ 20,000	—	—	$ 20,000
Lawrence N. Schultz......................	$ 20,000	—	—	$ 20,000

(1) This column includes all amounts paid for service on our board of directors.
(2) For the period of time during which Mr. Fowler was an employee, he received a safety bonus payment in the amount of $685.
(3) Mr. Fowler received payments in the amount of $164,011 as compensation for the provision of transitional advisory services. Additionally, we paid supplement life and supplemental disability insurance premiums on his behalf in the amounts of $14,090 and $1,193, respectively, and matched his 401(k) contributions in the amount of $6,375.

As of December 31, 2013, Messrs. William Kelly and Lawrence Schultz each held 23,800 unvested stock options and 35,700 vested stock options. These options will be fully vested and exercisable on the seventh anniversary of the grant date, which is December 7, 2017, provided that the directors continue to provide services to us through that date. However, if EBITDA for the year equals or exceeds the annual or cumulative target enumerated in the option agreement, all or a portion of the option may become exercisable prior to the seven year anniversary. As of December 31, 2013, Messrs. Fowler and Conway held no outstanding stock options.

Following the closing of this initial public offering, we plan to implement a new director compensation program to reflect the increased time and responsibility that being the director of a publicly traded company entails. We anticipate that directors who are not our employees will receive a combination of cash and restricted stock unit grants as compensation for attending meetings of our board of directors and committees thereof. We expect that such compensation will consist of an annual retainer of approximately $62,500 for each non-employee board member. We expect that each non-employee director will also receive an annual grant of the number of restricted stock units having a grant date fair value of approximately $62,500, subject to the terms and vesting schedules set forth in the applicable grant documents. Further, we expect that non-employee directors serving as a chairman of the compensation committee and executive committee of our board of directors will receive an additional annual retainer of $10,000. The chair of our audit committee is expected to receive an additional annual retainer of $15,000 and the chair of our board of directors is expected to receive an additional annual retainer of $25,000.

In September 2014, our board approved an annual consulting payment of $75,000 for Mr. Conway.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock that, in connection with the completion of this offering, will be owned by:

- each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

- each member of our board of directors;

- each of our executive officers;

- all of our directors and executive officers as a group; and

- the selling stockholders;

Except as otherwise noted, the person or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the selling stockholders, directors or named executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o FMSA Holdings, Inc., 8834 Mayfield Road, Chesterland, Ohio 44026.

Applicable percentage ownership is based on 158,087,352 shares of our common stock outstanding as of September 18, 2014.

To the extent that the underwriters sell more than 44,500,000 shares of common stock, the underwriters have the option to purchase up to an additional 6,675,000 shares from the selling stockholders. The number of shares being offered by the selling stockholders in the table below assumes a full exercise of the underwriters' option to purchase additional shares of common stock.

Name of Beneficial Owner	Shares Beneficially Owned Before this Offering		Shares Offered Hereby	Shares Beneficially Owned After this Offering		Shares Beneficially Owned After Full Exercise of Over-Allotment Option	
	Number	Percentage		Number	Percentage	Number	Percentage
5% Stockholders							
ASP FML Holdings, LLC(1)	84,262,880	53.3%	25,062,813	59,200,067	37.5%	53,659,053	34.0%
Fairmount Minerals, Ltd. Stock Bonus Trust & Plan	8,108,218	5.1%	2,151,112	5,957,106	3.8%	5,903,857	3.7%
Charles D. Fowler, under the Charles D. Fowler Declaration of Trust(2)	11,881,504	7.5%	2,376,294	9,505,210	6.0%	9,505,210	6.0%
Directors and Executive Officers:							
Matthew F. LeBaron(3)	—	—	—	—	—	—	—
Michael E. Sand(4)	—	—	—	—	—	—	—
Charles D. Fowler(2)	11,881,504	7.5%	2,376,294	9,505,210	6.0%	9,505,210	6.0%
Jenniffer D. Deckard(5)	5,474,850	3.5%	1,174,938	4,299,912	2.7%	4,299,912	2.7%
Joseph D. Fodo(6)	4,765,440	3.0%	1,321,682	3,443,758	2.2%	3,443,758	2.2%
Gerald L. Clancey(7)	3,854,342	2.4%	750,686	3,103,656	1.6%	3,103,656	2.0%
David J. Crandall(8)	163,200	*	—	163,200	*	163,200	*
William E. Conway(9)	767,550	*	234,397	533,153	*	499,161	*
Van T. Smith(10)	634,338	*	155,512	478,826	*	478,356	*
Christopher L. Nagel(11)	153,000	*	25,398	127,602	*	127,602	*
William P. Kelly(12)	77,044	*	—	77,044	*	77,044	*
Lawrence W. Schultz(13)	41,769	*	—	41,769	*	41,769	*
Directors and named executive officers as a group (12 persons)	27,813,037	17.2%	6,038,906	21,774,131	13.6%	21,739,670	13.6%

Name of Beneficial Owner	Shares Beneficially Owned Before this Offering		Shares Offered Hereby	Shares Beneficially Owned After this Offering		Shares Beneficially Owned After Full Exercise of Over-Allotment Option	
	Number	Percentage		Number	Percentage	Number	Percentage
Certain Other Selling Stockholders:							
Chaolley Limited Partnership(14)	6,657,064	4.2%	1,331,406	5,325,658	3.4%	5,325,658	3.4%
Anne Conway Juster(15)	5,734,236	3.6%	663,775	5,070,461	3.2%	5,015,550	3.2%
William T. Conway(16)	3,944,884	2.5%	1,402,483	2,542,401	1.6%	2,304,427	1.5%
Peter F. Conway(17)	3,929,890	2.5%	1,397,149	2,532,741	1.6%	2,295,671	1.5%
Cody C. Barber(18)	3,187,874	2.0%	1,133,367	2,054,507	1.3%	1,862,201	1.2%
GrandSand LLC(19)	2,645,336	1.7%	529,074	2,116,262	1.3%	2,116,262	1.3%
Jane C. Barber(20)	2,405,398	1.5%	855,197	1,550,201	1.0%	1,405,099	*
Patrick R. Okell(21)	1,642,710	1.0%	433,976	1,208,734	*	1,208,734	*
Robert G. Hauzie(22)	1,071,612	*	281,928	789,684	*	787,431	*
W. Alexander McAfee(23)	914,668	*	438,668	476,000	*	476,000	*
Stephen E. King (24)	869,516	*	256,802	612,714	*	555,363	*
Maureen P. Lynn(25)	846,872	*	221,000	625,872	*	625,872	*
Michelle Pezanoski(26)	561,544	*	142,800	418,744	*	418,744	*
Robert B. Larson(27)	499,800	*	147,594	352,206	*	352,206	*
Michael R. Kline	489,600	*	47,600	442,000	*	442,000	*
Amy L. Gray	465,358	*	137,428	327,930	*	297,235	*
William H. Thompson(28)	379,100	*	111,996	267,104	*	242,103	*
Al Cisan(29)	375,666	*	34,000	341,666	*	341,666	*
Dan N. Gerber(30)	363,800	*	98,702	265,098	*	265,098	*
Alan and Sharon VanZeeland(31)	313,820	*	83,062	230,758	*	230,758	*
Kelley J. Kerns(32)	258,094	*	57,766	200,328	*	200,328	*
Peter T. Hills	245,072	*	25,500	219,572	*	219,572	*
Robert E. Ledyard(33)	236,028	*	57,222	178,806	*	178,806	*
William D. Kidd, Jr.(34)	233,138	*	55,998	177,140	*	171,708	*
Lori Krieger-Hollander(35)	198,900	*	58,752	140,148	*	140,148	*
Dave Peterson(36)	188,700	*	41,752	146,948	*	146,948	*
W. Greg Tordoff(37)	178,500	*	50,320	128,180	*	128,810	*
Christopher Calhoun(38)	167,348	*	44,948	122,400	*	122,400	*
Dale E. Randolph(39)	154,700	*	41,820	112,880	*	112,880	*
Reginald L. Stover(40)	142,800	*	29,138	113,662	*	113,662	*
Terry P. Gwinn(41)	132,192	*	39,066	93,126	*	86,522	*
Stanley L. Albaugh, Jr.(42)	131,920	*	22,780	109,140	*	109,140	*
Lisa M. Jackson(43)	127,500	*	30,600	96,900	*	96,900	*
Robert E. Carlson(44)	120,700	*	28,016	92,648	*	92,648	*
Daniel T. Gelet(45)	103,700	*	30,668	73,032	*	73.032	*
Other Current Employees(46)	1,544,756	*	297,738	1,247,018	*	1,245,214	*
Other Stockholders(47)	1,514,870	*	353,226	1,161,644	*	1,150,073	*
Former Employees(48)	1,095,956	*	233,852	862,104	*	816,683	*

---

* Less than 1%.

(1) Represents shares held by ASP FML Holdings, LLC, a Delaware limited liability company referred to as ASP FML Holdings. American Securities Partners V, L.P., American Securities Partners V(B), L.P. and American Securities Partners V(C), L.P., collectively referred to as the ASP Sponsors, are owners of approximately 74% of the limited liability company interests of ASP FML Investco, LLC, a Delaware limited liability company, referred to as ASP FML Investco. ASP FML Co-Invest I, LLC, a Delaware limited liability company referred to as ASP FML Co-Invest I, is the owner of approximately 26% of the limited liability company interests of ASP FML Investco. ASP FML Investco is the owner of approximately 89% of the limited liability company interests of ASP FML Holdings. American Securities Associates V, LLC, a Delaware limited liability company referred to as ASA V, is the general partner of each ASP Sponsor. American Securities LLC, a New York limited liability company referred to as American Securities, provides investment advisory services to each ASP Sponsor and to ASA V, and is the owner of 100% of the issued and outstanding shares of ASP Manager Corp., the manager of each of ASP FML Holdings, ASP FML Investco and ASP FML Co-Invest I. As such, American Securities may be deemed to have indirect beneficial ownership of the shares held by ASP FML Holdings. The address for ASP FML Holdings is c/o American Securities LLC, 299 Park Avenue, 34th Floor, New York, NY 10171. As referenced in footnotes (2) and (3) below, each of Messrs. LeBaron and Sand may be deemed to have shared voting and investment power over the shares held by ASP FML Holdings. Such individuals disclaim beneficial ownership of the shares of common stock held by ASP FML Holdings, except to the extent of their pecuniary interests therein. Additionally, (a) David L. Horing and Michael G. Fisch, in their capacities as the managing members of ASA V, and (b) Michael G. Fisch, in his capacity as trustee of The Michael G. Fisch 2006 Revocable Trust, which is the manager of ASCP,

LLC, which is the managing member of American Securities, may be deemed to have shared voting and investment power over the shares held by ASP FML Holdings. Such individuals disclaim beneficial ownership of the shares of common stock held by ASP FML Holdings, except to the extent of their pecuniary interests therein.

(2) Consists of 11,881,504 shares held under the Charles D. Fowler Declaration of Trust dated September 26, 1991, as amended to date (the "Fowler Trust"). Given the revocable nature of the Fowler Trust, Mr. Fowler is deemed to have voting and investment power over the shares held by the Fowler Trust. In addition to the shares described above, Mr. Fowler through the Fowler Trust's ownership of ASP FML Holdings, LLC (described in footnote 1 above) has an indirect economic ownership in 3,599,400 shares of common stock held by ASP FML Holdings. Mr. Fowler disclaims beneficial ownership of shares held by ASP FML Holdings, except to the extent of his pecuniary interest therein.

(3) Mr. LeBaron may be deemed to have shared voting and investment power of the shares held by ASP FML Holdings in his capacity as a Managing Director of American Securities, and as a designee of ASP FML Holdings on our board of directors. Mr. LeBaron disclaims beneficial ownership of the shares of common stock owned by ASP FML Holdings, except to the extent of his pecuniary interest therein, as such shares are owned and held by the ASP Sponsors referenced in footnote (1) above.

(4) Mr. Sand may be deemed to have shared voting and investment power of the shares held by ASP FML Holdings in his capacity as a Principal of American Securities, and as a designee of ASP FML Holdings on our board of directors. Mr. Sand disclaims beneficial ownership of the shares of common stock owned by ASP FML Holdings, except to the extent of his pecuniary interest therein, as such shares are owned and held by the ASP Sponsors referenced in footnote (1) above.

(5) Includes (i) 1,006,026 shares held f/b/o/ Abbey Jo Deckard Trust, (ii) 1,006,026 shares held f/b/o Connor John Deckard Trust, (iii) 1,936,198 shares held under the Jenniffer D. Deckard Family U/A/D dated February 28, 2010 (iv) 102,000 shares held under the Daryl K. Deckard Irrevocable Trust dated August 29, 2014 and (v) 510,000 shares held under the Jenniffer Deckard Grantor Retained Annuity Trust #3 dated August 7, 2014 (collectively, the "Deckard Trusts"). Given Ms. Deckard's position as trustee of the Deckard Trusts, Ms. Deckard is deemed to have voting and investment power over the shares held by the Deckard Trusts. Includes 353,600 shares held under the Jenniffer D. Deckard Irrevocable Trust dated December 27, 2012 (the "JDD Trust"). Given Ms. Deckard's spouse's position as trustee of the JDD Trust, Ms. Deckard is deemed to have voting and investment power over the shares held by the JDD Trust. Includes options to purchase 561,000 shares of common stock that are exercisable within 60 days of October 1, 2014. In addition to the shares described above, Ms. Deckard's spouse has an ownership interest in ASP FML Holdings, LLC (described in footnote 1 above), representing indirect economic ownership in 930,306 shares of common stock held by ASP FML Holdings. Given this spousal relationship, Ms. Deckard may be deemed to share voting and investment control of these shares, but disclaims beneficial ownership of such shares, except to the extent of her pecuniary interest therein.

(6) Includes 780,266 shares held under the Joseph Darrell Fodo Revocable Trust dated September 10, 2007 (the "Fodo Revocable Trust") and 473,586 shares held under the Joseph D. Fodo Grantor Retained Annuity Trust dated June 24, 2011 (the "Fodo Grantor Retained Annuity Trust"). Given the revocable nature of the Fodo Revocable Trust, Mr. Fodo is deemed to have voting and investment power over the shares held by the Fodo Revocable Trust. Given Mr. Fodo's position as trustee of the Fodo Grantor Retained Annuity Trust, Mr. Fodo is deemed to have voting and investment power over the shares held by the Fodo Grantor Retained Annuity Trust. Includes options to purchase 2,873,000 shares of common stock that are exercisable within 60 days of October 1, 2014.

(7) Includes (i) 1,992,468 shares held under the Gerald L. Clancey Trust No. 1, (ii) 332,520 shares held under the Gerald L. Clancey Grantor Retained Annuity Trust No. 1. (iii) 53,278 shares held under the Gerald L. Clancey Grantor Retained Annuity Trust No. 2, (iv) 87,244 shares held under the Gerald L. Clancey Grantor Retained Annuity Trust No. 3, (v) 87,244 shares held under the Gerald L. Clancey Grantor Retained Annuity Trust No. 4, (vi) 68,000 shares held under the Gerald L. Clancey Grantor Retained Annuity Trust No. 5, (vii) 68,000 shares held under the Gerald L. Clancey Grantor Retained Annuity Trust No. 6, (viii) 34,000 shares held under the Gerald L. Clancey Grantor Retained Annuity Trust No. 7, (ix) shares held under the Gerald L. Clancey Grantor Retained Annuity Trust No. 8 and (x) 34,000 shares held under the Gerald L. Clancey Grantor Retained Annuity Trust No. 9 (collectively, the "Clancey Trusts"). Given Mr. Clancey's position as trustee of the Clancey Trusts, Mr. Clancey is deemed to have voting and investment power over the shares held by the Clancey Trusts. In addition to the shares described above, Mr. Clancey through his ownership of ASP FML Holdings, LLC (described in footnote 1 above) has an indirect economic ownership in 1,101,970 shares of common stock held by ASP FML Holdings. Mr. Clancey disclaims beneficial ownership of shares held by ASP FML Holdings, except to the extent of his pecuniary interest therein. Includes options to purchase 527,000 shares of common stock that are exercisable within 60 days of October 1, 2014.

(8) Includes options to purchase 153,000 shares of common stock that are exercisable within 60 days of October 1, 2014.

(9) Includes 204,000 shares held under the Mary F. Conway Declaration of Trust dated December 13, 1980 (the "Mary Conway Trust") and 451,350 shares held under the Under Trust Agreement dated March 10, 1992 (the "Conway UTA"). Given Mr. Conway's spouse's position as trustee under the Mary Conway Trust and Mr. Conway's position as trustee under the Conway UTA, Mr. Conway is deemed to have voting and investment power over the shares held by the Mary Conway Trust and the Conway UTA. Includes shares held by The Sand Fair Foundation. Given Mr. Conway's position as President of The Sand Fair Foundation, Mr. Conway is deemed to have voting and investment power over the shares held by The Sand Fair Foundation. Mr. Conway through his ownership of ASP FML Holdings, LLC (described in footnote 1 above) has an indirect economic ownership in 372,861 shares of common stock held by ASP FML Holdings. Mr. Conway disclaims beneficial ownership of shares held by ASP FML Holdings, except to the extent of his pecuniary interest therein.

(10) Includes 238,000 shares held by the Van Smith Grantor Retained Annuity Trust #1 Under Trust Agreement dated June 26, 2014 ("Smith Trust"). Given Mr. Smith's position as trustee of the Smith Trust, Mr. Smith is deemed to have voting and investment power over the shares held by the Smith Trust. Includes options to purchase 64,600 shares of common stock that are exercisable within 60 days of October 1, 2014.

(11) Includes options to purchase 153,000 shares of common stock that are exercisable within 60 days of October 1, 2014.

(12) Includes options to purchase 35,700 shares of common stock that are exercisable within 60 days of October 1, 2014.

(13) Includes options to purchase 35,700 shares of common stock that are exercisable within 60 days of October 1, 2014.

(14) Chann Spellman is the General Partner of Chaolley Limited Partnership. Voting and investment power of the shares owned by the Chaolley Limited Partnership reside with Chann Spellman as General Partner and Holley Power Martens as trustee. The address of Chaolley Limited Partnerships is 5885 Landerbrook Dr., #300, Mayfield Heights, Ohio 44124.

(15) Includes (i) 11,492 shares held by the Anne C. Juster Declaration of Trust dated November 14, 1996, (ii) 459,000 shares held by the Anne C. Juster Irrevocable Trust dated November 13, 2011, (iii) 890,324 shares held by the William E. Conway Irrevocable Trust for the benefit of Grace S. Juster Under Trust Agreement dated November 29, 1993, (iv) 485,928 shares held by the William E. Conway Irrevocable Trust for the benefit of J. Harold Juster Under Trust Agreement dated December 23, 1997, (v) 890,324 shares held by the William E. Conway Irrevocable Trust for the benefit of Julia F. Juster Under Trust Agreement dated November 29, 1993 and (vi) 459,000 shares held by the Joseph K. Juster Irrevocable Trust dated November 13, 2012 (collectively, the "Juster Trusts"). Given Ms. Juster's position as trustee of the Juster Trusts, Ms. Juster is deemed to have voting and investment power over the shares held by the Juster Trusts. Includes 1,639,242 shares held by Apple Seed Investment Partners, LLC. Given Ms. Juster's position as co-managing member of Apple Seed Investment Partners, LLC, Ms. Juster is deemed to have voting and investment power over the shares held by Apple Seed Investment Partners, LLC. In addition to the shares described above, Ms. Juster through her ownership of ASP FML Holdings, LLC (described in footnote 1 above) has an indirect economic ownership in 806,635 shares of common stock held by ASP FML Holdings. Ms. Juster disclaims beneficial ownership of shares held by ASP FML Holdings, except to the extent of her pecuniary interest therein.

(16) Includes 935,782 shares held by the Conway Family Trust dated October 11, 1995, as amended (the "Conway Family Trust"). Given Mr. Conway's position as co-trustee of the Conway Family Trust, Mr. Conway is deemed to have shared voting and investment power over the shares held by the Conway Family Trust. Includes 3,009,102 shares held by ConJon II, LLC. Given Mr. Conway's position as manager of ConJon II, LLC, Mr. Conway is deemed to have voting and investment power over the shares held by ConJon II, LLC. In addition to the shares described above, Mr. Conway through ConJon II, LLC's ownership of ASP FML Holdings, LLC (described in footnote 1 above) has an indirect economic ownership in 372,861 shares of common stock held by ASP FML Holdings. Mr. Conway disclaims beneficial ownership of shares held by ASP FML Holdings, except to the extent of his pecuniary interest therein.

(17) Includes 892,262 shares held by the Peter F. Conway Declaration of Trust dated January 16, 1995, as modified (the "Peter Conway Trust"). Given Mr. Conway's position as trustee of the Peter Conway Trust, Mr. Conway is deemed to have voting and investment power over the shares held by the Peter Conway Trust. Includes 3,037,628 shares held by TurtleCo II, LLC. Given Mr. Conway's position as manager of TurtleCo II, LLC, Mr. Conway is deemed to have voting and investment power over the shares held by TurtleCo II, LLC. In addition to the shares described above, Mr. Conway through TurtleCo II, LLC's ownership of ASP FML Holdings, LLC (described in footnote 1 above) has an indirect economic ownership in 806,635 shares of common stock held by ASP FML Holdings. Mr. Conway disclaims beneficial ownership of shares held by ASP FML Holdings, except to the extent of his pecuniary interest therein.

(18) Includes 3,187,874 shares held by Peak Eight LLC and Peak Eight II LLC (collectively, the "Peak Eight Entities"). Given Mr. Barber's position as a partner and sole manager of the Peak Eight Entities, Mr. Barber is deemed to have voting and investment power over the shares held by the Peak Eight Entities. In addition to the shares described above, Mr. Barber through Peak Eight II, LLC's ownership of ASP FML Holdings, LLC (described in footnote 1 above) has an indirect economic ownership in 806,635 shares of common stock held by ASP FML Holdings. Mr. Barber disclaims beneficial ownership of shares held by ASP FML Holdings, except to the extent of his pecuniary interest therein.

(19) Holley Martens and Chann Spellman are trustees of GrandSand LLC. Voting and investment power of the shares owned by GrandSand LLC reside with Holley Martens and Chann Spellman as trustees. The address of GrandSand LLC is 5885 Landerbrook Dr., #300, Mayfield Heights, Ohio 44124.

(20) Includes 1,451,086 shares held by the Jane Conway Barber Declaration of Trust dated March 2, 1995 (the "Jane Barber Trust"). Given Ms. Barber's position as trustee of the Jane Barber Trust, Ms. Barber is deemed to have voting and investment power over the shares held by the Jane Barber Trust. Includes 954,312 shares held by Four C's Capital, LLC. Given Ms. Barber's position as partner and manager of Four C's Capital, LLC, Ms. Barber is deemed to have voting and investment power over the shares held by Four C's Capital, LLC. Ms. Barber disclaims any beneficial ownership of the shares held by Four C's Capital LLC, except to the extent of any pecuniary interest therein.

(21) Includes options to purchase 1,343,000 shares of common stock that are exercisable within 60 days of October 1, 2014.

(22) Includes options to purchase 629,612 shares of common stock that are exercisable within 60 days of October 1, 2014.

114

(23) Includes (i) 196,758 shares held by the W. Alexander McAfee Grantor Retained Annuity Trust dated November 12, 2012, (ii) 14,416 shares held by the W. Alexander McAfee Grantor Retained Annuity Trust dated February 25, 2013, (iii) 215,560 shares held by the W. Alexander McAfee Grantor Retained Annuity Trust dated April 22, 2014, (iv) 249,934 shares held by the William Andrew McAfee 2012 Trust, (v) 238,000 shares held by the W. Andrew McAfee 2014 Grantor Retained Annuity Trust dated 06/30/14(collectively, the "McAfee Trusts"). Given W. Alexander McAfee's position as trustee of the McAfee Trusts, Mr. McAfee is deemed to have voting and investment power over the shares held by the McAfee Trusts.

(24) Includes 98,532 shares held by the Stephen E. King, III Grantor Retained Annuity Trust No. 1 (the "King Trust"). Given Mr. King's position as trustee of the King Trust, Mr. King is deemed to have voting and investment power over the shares held by the King Trusts.

(25) Includes 442,000 shares held by the Maureen P. Lynn Irrevocable Trust dated December 19, 2012 (the "Lynn Trust"). Given Ms. Lynn's spouse's position as trustee of the Lynn Trust, Ms. Lynn is deemed to have voting and investment power over the shares held by the Lynn Trust.

(26) Includes 170,000 shares held by Michelle Pezanoski Grantor Retained Annuity Trust #1 Under Trust Agreement (the "Pezanoski Trust"). Given Ms. Pezanoski's position as trustee of the Pezanoski Trust, Ms. Pezanoski is deemed to have voting and investment power over the shares held by the Pezanoski Trust.

(27) Includes options to purchase 499,800 shares of common stock that are exercisable within 60 days of October 1, 2014.

(28) Includes 151,640 shares held by the W. Hayden Thompson Trust UAD dated October 29, 1975 (the "Thompson Trust"). Given Mr. Thompson's position as trustee, Mr. Thompson is deemed to have voting and investment power over the shares held by the Thompson Trust.

(29) Includes 156,366 shares held by the Anatole Cisan, Jr. Revocable Trust Under Trust Agreement dated March 29, 2011 and 142,800 shares held by the Heidi M. Cisan Revocable Trust Under Trust Agreement dated March 29, 2011 (collectively, the "Cisan Trusts"). Given the revocable nature of the Cisan Trusts, Mr. Cisan is deemed to have voting and investment power over the shares held by the Cisan Trusts. Includes options to purchase 76,500 shares of common stock that are exercisable within 60 days of October 1, 2014.

(30) Includes options to purchase 363,800 shares of common stock that are exercisable within 60 days of October 1, 2014.

(31) Includes options to purchase 260,100 shares of common stock that are exercisable within 60 days of October 1, 2014.

(32) Includes options to purchase 90,100 shares of common stock that are exercisable within 60 days of October 1, 2014.

(33) Includes 168,878 shares held by the Robert E. Ledyard Revocable Trust date August 10, 2009 (the "Ledyard Trust"). Given Mr. Ledyard's position as trustee, Mr. Ledyard is deemed to have voting and investment power over the shares held by the Ledyard Trust. Includes options to purchase 67,150 shares of common stock that are exercisable within 60 days of October 1, 2014.

(34) Includes options to purchase 124,100 shares of common stock that are exercisable within 60 days of October 1, 2014.

(35) Includes options to purchase 198,900 shares of common stock that are exercisable within 60 days of October 1, 2014.

(36) Includes options to purchase 188,700 shares of common stock that are exercisable within 60 days of October 1, 2014.

(37) Includes options to purchase 178,500 shares of common stock that are exercisable within 60 days of October 1, 2014.

(38) Includes options to purchase 167,348 shares of common stock that are exercisable within 60 days of October 1, 2014.

(39) Includes options to purchase 154,700 shares of common stock that are exercisable within 60 days of October 1, 2014.

(40) Includes options to purchase 142,800 shares of common stock that are exercisable within 60 days of October 1, 2014.

(41) Includes options to purchase 132,192 shares of common stock that are exercisable within 60 days of October 1, 2014.

(42) Includes options to purchase 131,920 shares of common stock that are exercisable within 60 days of October 1, 2014.

(43) Includes options to purchase 127,500 shares of common stock that are exercisable within 60 days of October 1, 2014.

(44) Includes options to purchase 120,700 shares of common stock that are exercisable within 60 days of October 1, 2014.

(45) Includes options to purchase 103,700 shares of common stock that are exercisable within 60 days of October 1, 2014.

(46) Includes approximately 22 other stockholders not otherwise listed above, none of which currently owns more than .18% of the company's common stock. None of these stockholders are employees of the company.

(47) Includes approximately 54 employees not otherwise listed above, none of which currently owns more than 0.08% of the company's common stock. Of the 1,544,756 shares presented in the table, 1,433,372 of the shares are subject to options held by such selling stockholders that are exercisable within 60 days of October 1, 2014. All of these selling stockholders are current employees of the company.

(48) Includes approximately 10 persons not otherwise listed above, none of which currently owns more than .18% of the company's common stock. These selling stockholders include three former employees of the company (all three of which were employed by the company within the past three years).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Procedures for Approval of Related Party Transactions

Prior to the closing of this offering, we have not maintained a policy for approval of Related Party Transactions. A "Related Party Transaction" is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. A "Related Person" means:

- any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

- any person who is known by us to be the beneficial owner of more than 5% of our common stock;

- any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our common stock; and

- any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

We anticipate that our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, we expect that our audit committee will review all material facts of all Related Party Transactions.

American Securities

American Securities is a leading U.S. middle-market private equity firm that currently has over $10 billion of assets under management. In August 2010, affiliated funds managed by American Securities acquired control over ASP FML, which owns 53.5% of the outstanding common stock of the Company. Upon completion of this offering (assuming no exercise of the underwriters' over-allotment option), affiliated funds managed by American Securities will own approximately 37.5% of our outstanding common stock.

We paid American Securities $1 million annually for management and consulting fees provided pursuant to a management consulting agreement, in addition to approximately $0.1 million, $0.3 million and $1.9 million in separate transaction fees for mergers and acquisitions by the Company and out of pocket expenses for the years ended 2011, 2012 and 2013, respectively. In connection with the completion of this offering, the management consulting agreement, and any obligation to pay transaction fees, will be terminated.

Stockholders' Agreement

In connection with the investment in our common stock by ASP FML, certain of our stockholders, including ASP FML entered into an amended and restated stockholders' agreement on April 28, 2009 between certain stockholders and previous equity sponsors. The stockholders' agreement provides, among other things, that ASP FML is currently entitled to elect (or cause to be elected) three of our directors. The stockholders' agreement will be amended and restated (the "Fourth Amended and Restated Stockholders' Agreement") contingent upon, and effective at the time of, consummation of this offering to, among certain other things, remove ASP FML's right to elect (or cause to be elected) three of our directors and to revise certain registration rights.

Registration Rights

Pursuant to the Fourth Amended and Restated Stockholders' Agreement , we will be obligated to register the sale of shares of our common stock under certain circumstances.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of FMSA Holdings Inc., will consist of 1,850,000,000 shares of common stock, $0.01 par value per share, of which 161,423,432 shares will be issued and outstanding, and 100,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding. The number of shares outstanding after the offering will be impacted by option exercises expected to be effected by certain of the selling stockholders in connection with this offering. Please see "Prospectus Summary—The Offering."

The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of FMSA Holdings Inc., does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Except as provided by law or in a preferred stock designation, holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, will have the exclusive right to vote for the election of directors and do not have cumulative voting rights. Except as otherwise required by law, holders of common stock, are not entitled to vote on any amendment to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) that relates solely to the terms of any outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the amended and restated certificate of incorporation (including any certificate of designations relating to any series of preferred stock) or pursuant to the DGCL. Subject to prior rights and preferences that may be applicable to any outstanding shares or series of preferred stock, holders of common stock are entitled to receive ratably in proportion to the shares of common stock held by them such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and non-assessable. The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets in proportion to the shares of common stock held by them that are remaining after payment or provision for payment of all of our debts and obligations and after distribution in full of preferential amounts to be distributed to holders of outstanding shares of preferred stock, if any.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more series of preferred stock, par value $0.01 per share. Each such series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise or removal of our directors. These

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon completion of this offering, we will have outstanding an aggregate of 161,423,432 shares of common stock, after giving effect to the 34 for 1 stock split of our common stock. Of these shares, all of the 44,500,000 shares of common stock to be sold in this offering (or 51,175,000 shares assuming the underwriters exercise the option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, all of the shares of our common stock (excluding the shares to be sold in this offering) will be available for sale in the public market upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension) and when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, ASP FML, all of our directors and executive officers and certain of our principal stockholders and the selling stockholders will agree not to sell any common stock or securities convertible into or exchangeable for shares of common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. Please see "Underwriting" for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

The expenses of the offering that are payable by us are estimated to be approximately $5.2 million (excluding underwriting discounts and commissions). We have agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commissions. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $30,000.

The management team may elect to cause the underwriters to direct a portion of the gross underwriting discounts and commissions to the Fairmount Foundation. If elected, the contribution will be treated as a shared expense amongst the underwriters.

Option to Purchase Additional Shares

The selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 6,675,000 shares from the selling stockholders at the public offering price less underwriting discounts and commissions. This option may be exercised to the extent the underwriters sell more than 44,500,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter's percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Provisions

We, ASP FML, all of our directors and executive officers and certain of our principal stockholders and the selling stockholders will agree that, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly, without the prior written consent of at least two of the representatives consisting of Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC and Barclays Capital Inc. and subject to certain exceptions (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus or pursuant to currently outstanding options, warrants or rights not issued under one of those plans), (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible or exchangeable into common stock.

Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC and Barclays Capital Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC and Barclays Capital Inc. will consider, among other factors, the holder's reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to an officer or director of the Company, at least two of the representatives consisting of Morgan Stanley & Co. LLC, Wells Fargo Securities, LLC and Barclays Capital Inc. will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of common stock that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

FML Holdings, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2013 and 2012

	December 31,	
	2013	**2012**
	(in thousands, except share and per share amounts)	
Assets		
Current assets		
Cash and cash equivalents	$ 17,815	$ 11,866
Accounts receivable, net	146,851	123,388
Inventories	118,349	91,432
Deferred income taxes	11,748	5,315
Prepaid expenses and other assets	10,575	4,975
Total current assets	305,338	236,976
Property, plant and equipment, net	748,838	375,162
Goodwill	87,452	35,137
Intangibles, net	106,236	383
Other assets	35,567	31,943
Total assets	$ 1,283,431	$ 679,601
Liabilities and Equity		
Current liabilities		
Current portion of long-term debt	15,687	3,332
Accounts payable	89,998	43,456
Accrued expenses	28,706	28,277
Total current liabilities	134,391	75,065
Long-term debt	1,246,459	827,863
Deferred income taxes	46,851	36,472
Other long-term liabilities	21,088	26,129
Total liabilities	1,448,789	965,529
Commitments and contingencies (Note 19)		
Equity		
Class A common stock: $0.01 par value, 272,000,000 authorized shares Shares outstanding: 156,213,034 and 155,744,684 at December 31, 2013 and 2012, respectively	2,339	2,333
Class B common stock: $0.01 par value, 68,000,000 authorized shares Shares outstanding: 249,322 and 132,634 at December 31, 2013 and 2012, respectively	2	1
Additional paid-in capital	733,088	719,858
Retained earnings	326,729	222,768
Accumulated other comprehensive income (loss)	(3,536)	(9,199)
Total equity attributable to FML Holdings, Inc. before treasury stock	1,058,622	935,761
Less: Treasury stock at cost Shares in treasury: 77,706,150 and 77,548,016 at December 31, 2013 and 2012, respectively	(1,227,001)	(1,225,299)
Total equity (deficit) attributable to FML Holdings, Inc.	(168,379)	(289,538)
Noncontrolling interest	3,021	3,610
Total equity (deficit)	(165,358)	(285,928)
Total liabilities and equity	$ 1,283,431	$ 679,601

The accompanying notes are an integral part of these consolidated financial statements.

FML Holdings, Inc. and Subsidiaries
Consolidated Statements of Equity
Years Ended December 31, 2013 and 2012

		Equity (deficit) attributable to FML Holdings, Inc.						
	Common Stock	Additional Paid-in Capital	Retained Earnings	Other Comprehensive Income (Loss)	Treasury Stock	Subtotal	Non Controlling Interest	Total Equity (Deficit)
				(in thousands)				
Balances at December 31, 2011..........................	$2,331	$705,849	$ 73,882	$(8,826)	$(1,224,285)	$(451,049)	$3,057	$(447,992)
Purchase of treasury stock ...	—	—	—	—	(1,014)	(1,014)	—	(1,014)
Stock options exercised......	3	713	—	—	—	716	—	716
Stock compensation expense	—	11,434	—	—	—	11,434	—	11,434
Tax effect of stock options exercised	—	901	—	—	—	901	—	901
Tax effect for deferred stockholder payments	—	961	—	—	—	961	—	961
Purchase of noncontrolling interest	—	—	—	—	—	—	(238)	(238)
Net income	—	—	148,886	—	—	148,886	587	149,473
Other comprehensive income (loss).....................	—	—	—	(373)	—	(373)	204	(169)
Balances at December 31, 2012..........................	2,334	719,858	222,768	(9,199)	(1,225,299)	(289,538)	3,610	(285,928)
Purchase of treasury stock ...	—	—	—	—	(1,702)	(1,702)	—	(1,702)
Stock options exercised......	7	1,270	—	—	—	1,277	—	1,277
Stock compensation expense	—	10,133	—	—	—	10,133	—	10,133
Tax effect of stock options exercised	—	1,827	—	—	—	1,827	—	1,827
Transactions with noncontrolling interest	—	—	—	—	—	—	(1,285)	(1,285)
Net income	—	—	103,961	—	—	103,961	696	104,657
Other comprehensive income	—	—	—	5,663	—	5,663	—	5,663
Balances at December 31, 2013..........................	$2,341	$733,088	$326,729	$(3,536)	$(1,277,001)	$(168,379)	$3,021	$(165,358)

The accompanying notes are an integral part of these consolidated financial statements.

FML Holdings, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
June 30, 2014 and December 31, 2013
(unaudited)

	June 30, 2014	December 31, 2013
	(in thousands, except share and per share amounts)	
Assets		
Current assets		
Cash and cash equivalents	$ 12,514	$ 17,815
Accounts receivable, net	209,766	146,851
Inventories	127,355	118,349
Deferred income taxes	9,363	11,748
Prepaid expenses and other assets	7,209	10,575
Total current assets	366,207	305,338
Property, plant and equipment, net	786,500	748,838
Goodwill	87,457	87,452
Intangibles, net	103,575	106,236
Other assets	31,749	35,567
Total assets	$ 1,375,488	$ 1,283,431
Liabilities and Equity		
Current liabilities		
Current portion of long-term debt	$ 15,687	$ 15,687
Accounts payable	89,047	89,998
Accrued expenses	29,153	28,706
Total current liabilities	133,887	134,391
Long-term debt	1,249,285	1,246,459
Deferred income taxes	47,953	46,851
Other long-term liabilities	26,336	21,088
Total liabilities	1,457,461	1,448,789
Equity		
Class A common stock: $0.01 par value, 272,000,000 authorized shares Shares outstanding: 157,343,534 and 156,213,034 at June 30, 2014 and December 31, 2013, respectively	2,351	2,339
Class B common stock: $0.01 par value, 68,000,000 authorized shares Shares outstanding: 499,392 and 249,322 at June 30, 2014 and December 31, 2013, respectively	5	2
Additional paid-in capital	744,058	733,088
Retained earnings	405,189	326,729
Accumulated other comprehensive income (loss)	(8,858)	(3,536)
Total equity attributable to FML Holdings, Inc. before treasury stock	1,142,745	1,058,622
Less: Treasury stock at cost Shares in treasury: 77,742,496 and 77,706,150 at June 30, 2014 and December 31, 2013, respectively	(1,227,663)	(1,227,001)
Total equity (deficit) attributable to FML Holdings, Inc.	(84,918)	(168,379)
Noncontrolling interest	2,945	3,021
Total equity (deficit)	(81,973)	(165,358)
Total liabilities and equity	$ 1,375,488	$ 1,283,431

The accompanying notes are an integral part of these condensed consolidated financial statements.

FML Holdings, Inc. and Subsidiaries
Condensed Consolidated Statements of Equity
Six Months Ended June 30, 2014 and 2013
(unaudited)

	Equity (deficit) attributable to FML Holdings, Inc.							
	Common Stock	Additional Paid-in Capital	Retained Earnings	Other Comprehensive Income (Loss)	Treasury Stock	Subtotal	Non Controlling Interest	Total
	(in thousands)							
Balances at December 31, 2012....	$2,334	$719,858	$222,768	$(9,199)	$(1,225,299)	$(289,538)	$3,610	$(285,928)
Purchase of treasury stock	—	—	—	—	(1,678)	(1,678)	—	(1,678)
Stock options exercised	1	496	—	—	—	497	—	497
Stock compensation expense...	—	3,709	—	—	—	3,709	—	3,709
Tax effect of stock options exercised...................	—	751	—	—	—	751	—	751
Transactions with noncontrolling interest	—	—	—	—	—	—	(239)	(239)
Net income	—	—	68,564	—	—	68,564	252	68,816
Other comprehensive income ..	—	—	—	684	—	684	—	684
Balances at June 30, 2013.........	$2,335	$724,814	$291,332	$(8,515)	$(1,226,977)	$(217,011)	$3,623	$(213,388)
Balances at December 31, 2013....	$2,341	$733,088	$326,729	$(3,536)	$(1,227,001)	$(168,379)	$3,021	$(165,358)
Purchase of treasury stock	—	—	—	—	(662)	(662)	—	(662)
Stock options exercised	15	2,291	—	—	—	2,306	—	2,306
Stock compensation expense...	—	4,313	—	—	—	4,313	—	4,313
Tax effect of stock options exercised...................	—	4,366	—	—	—	4,366	—	4,366
Transactions with noncontrolling interest	—	—	—	—	—	—	(431)	(431)
Net income	—	—	78,460	—	—	78,460	355	78,815
Other comprehensive income (loss)	—	—	—	(5,322)	—	(5,322)	—	(5,322)
Balances at June 30, 2014.........	$2,356	$744,058	$405,189	$(8,858)	$(1,227,663)	$(84,918)	$2,945	$(81,973)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the Registration Fee, FINRA Filing Fee and New York Stock Exchange listing fee), the amounts set forth below are estimates.

SEC Registration Fee.	$ 164,784
FINRA Filing Fee.	$ 75,500
New York Stock Exchange listing fee	$ 250,000
Accountants' fees and expenses	$1,575,000
Legal fees and expenses	$1,750,000
Printing and engraving expenses	$ 500,000
Transfer agent and registrar fees	$ 50,000
Miscellaneous	$ 850,000
Total	$5,215,284

Item 14. Indemnification of Directors and Officers

Our amended and restated certificate of incorporation will provide that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation will also contain indemnification rights for our directors and our officers. Specifically, our amended and restated certificate of incorporation will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.